December 23, 2019

VIA EDGAR

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Molecular Data Inc. (CIK No. 0001758736)

Registration Statement on Form F-1 (File No. 333-235398)

Registration Statement on Form 8-A (File No. 001-39167)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Molecular Data Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on December 27, 2019, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

[Signature page follows]

Very truly yours,

Molecular Data Inc.

By:	/s/ Zheng Wang
Name:	Zheng Wang
Title:	Chief Executive Officer

[Signature Page to Issuer Acceleration Request]